Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

June 28, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Vincent J. Di Stefano

Re:	Destra Multi-Alternative Fund, File Nos.: 333-189008; 811-22572 (the “Fund” or “Registrant”)

Dear Mr. Di Stefano:

The following responds to the comments you provided orally on June 28, 2019 in connection with your review of the post-effective amendment to the Fund’s registration statement (the “Registration Statement”) filed on April 26, 2019 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement. With respect to the Staff’s Comment #2 provided on June 12, 2019, the Registrant acknowledges that it is continuing to work with the Staff to address the Comment.

Prospectus

Summary of Terms (Page 1)

1.	Comment: In the first paragraph under the section entitled, “Investment Strategies and Policies,” please clarify what is included under “or other investments that serve as alternatives to traditional stocks and bonds” or delete such disclosure.

Response: The Fund will amend the full sentence as follows:

The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to investments in traditional stocks and bonds (which could include any type of investment that is consistent with the investment strategy and not a traditional stock or bond).

* * *

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq.
Joshua B. Deringer, Esq.

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